FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2002

Freegold Ventures Limited

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X___

Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__

No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1225

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Freegold Ventures Limited

(Registrant)

“Taryn Downing”

Date:   December 31, 2002

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

FREEGOLD VENTURES LIMITED

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 SEPTEMBER 2002 and 2001

Consolidated Balance Sheet

	Sept. 30	Dec 31
ASSETS	2002	2001
Current
Cash	$54,004	$7,589
Accounts and advances receivable	10,091	869
Prepaid expenses and deposits	8,155	8,155
Portfolio investments (Note 4)	168,987	158,627
	241,237	175,240
Mineral Property Costs - Schedule (Note 5)	5,743,131	5,269,759
Capital Assets (Note 6)	42,646	42,646
	$6,027,014	$5,487,645

LIABILITIES
Current
Accounts payable and accrued liabilities	$133,205	$34,300
Due to related parties (Note 7)	10,535	88,542
Loans from related parties (Note 8)	-	63,995
Option payment settlement - current (Note 5a(iii)	23,892	23,892
	167,632	210,729

Option Payment Settlement (Note 5a(iii)	71,676	71,676

Continued Operations (Note 1)
Contingent Liabilities (Note 5d)
Commitments (Note 12)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 9)
Authorized:
100,000,000 common shares without par value
Issued, allotted and fully paid:
50,564,653 (Pre Consolidated)(2001 - 38,664,653) shares	23,192,071	22,316,071
12,641,163 (Post Consolidated)
Deficit - Statement 2	(17,404,365)	(17,110,831)
	5,787,706	5,205,240
	$6,027,014	$5,487,645

Consolidated Statement of Changes in Shareholders’ Equity

	Common Shares	Amount	Accumulated Deficit	Total
Balance - 31 December 1998	25,566,678	$20,210,766	$(8,350,564)	$11,860,202
Issuance of shares for:
- Cash	646,667	97,000	-	97,000
- Property	3,221,714	676,560	-	676,560
Loss for the year	-	-	(1,961,965)	(1,961,965)
Balance - 31 December 1999	29,435,059	20,984,326	(10,312,529)	10,671,797
Issuance and allotment of shares for:
- Cash	5,860,000	957,500	-	957,500
- Property	1,089,594	144,745	-	144,745
Share issuance costs	-	-	(17,500)	(17,500)
Loss for the year	-	-	(2,509,091)	(2,509,091)
Balance - 31 December 2000	36,384,653	22,086,571	(12,839,120)	9,247,451
Issuance of shares for:
- Property	2,280,000	229,500	-	229,500
Loss for the year	-	-	(4,271,711)	(4,271,711)
Balance - 31 December 2001	38,664,653	$22,316,071	$(17,110,831)	$5,205,240
Issuance of shares for:
- Property	1,100,000	90,000	-	90,000
- Cash	10,800,000	786,000	-	786,000
Share issuance costs	-	-	(47,940)	(47,940)
(Loss) Gain for the period	-	-	(245,594)	(245,594)
Balance - 30 September 2002 (Pre Consolidated)	50,564,653	$23,192,071	$(17,404,365)	$5,787,706
Balance - 30 September 2002 (Post Consolidated)	12,641,163	$23,192,071	$(17,404,365)	$5,787,706

Consolidated Statement of Loss

	3 Months Ended September 30	3 Months Ended September 30	9 Months Ended September 30	9 Months Ended September 30

	2002	2001	2002	2001
General and Administrative Expenses
Audit and accounting	$2,100	$2,620	$10,239	$6,960
Amortization	-	-	-	-
Bad debts	-	-	-	-
Consulting fees	14,952	(8,375)	48,381	17,566
Finders fee	-	-	-	-
Foreign exchange loss (gain)	-	-	-	-
Insurance	-	891	-	891
Interest and bank charges	751	198	4,063	796
Legal	-	6,691	5,550	20,207
Management fees	21,600	15,000	64,800	45,000
Office and miscellaneous	3,395	(2,293)	6,944	692
Promotion	14,400	2,857	26,467	5,646
Rent and utilities	10,004	10,004	30,011	30,011
Shareholder relations	10,000	-	10,000	-
Telephone	1,438	235	3,682	687
Transfer and filing fees	12,827	788	41,399	30,267
Travel	36,469	1,157	53,536	7,061
Wages, salaries and benefits	-	-	-	4,161
Loss Before the Following	127,936	29,773	305,072	169,945

Other Items
Interest income	(418)	(152)	(853)	(1,638)
Gain on sale of investments	-	(5,467)	(58,625)	(127,258)
Write-down of investments	-	-	-	-
Write-off of mineral property costs	-	-	-	-
Property payments received in excess of cost	-	-	-	-
Gain on sale of capital assets	-	-	-	-
Miscellaneous income	-	-	-	-
	(418)	(5,619)	(59,478)	(128,896)

Loss (Gain) for the Period	$127,518	$24,154	$245,594	$41,049

Consolidated Statement of Cash Flows

	3 Months Ended September 30	3 Months Ended September 30	9 Months Ended September 30	9 Months Ended September 30

	2002	2001	2002	2001
Operating Activities
(Loss) Gain for the period	$(127,518)	$(24,154)	$(245,594)	$(41,049)
Items not affecting cash
Amortization	-	-	-	-
Gain on sale of investments	-	(5,467)	(58,625)	(127,258)
Write-down of investments	-	-	-	-
Write-off of mineral properties	-	-	-	-
Gain on sale of capital assets	-	-	-	-
Changes in non cash working capital	128,432	12,513	89,683	(18,285)
	914	(17,108)	(214,536)	(186,592)

Investing Activities
Purchase of investments	-	-	-	-
Proceeds on sale of investments	(14,398)	(1,396)	65,865	161,210
Mineral property acquisition costs	(94,956)	(110,440)	(130,394)	(110,440)
Mineral property deferred exploration costs	(211,998)	12,868	(290,578)	(145,593)
Option payments received	10,000	30,202	20,000	75,802
Purchase of capital assets	-	-	-	-
Proceeds on sale of capital assets	-	-	-	-
	(311,352)	(68,766)	(335,107)	(19,021)

Financing Activities
Advances from (to) related parties	10,535	53,338	(78,007)	53,338
Loans from related parties	-	-	(63,995)	-
Share capital issued	-	-	786,000	-
Share issuance costs	(35,700)	-	(47,940)	-
Treasury shares	-	-	-	-
	(25,165)	53,338	596,058	53,338

Net Increase (Decrease) in Cash	(335,603)	(32,536)	46,415	(152,275)
Cash position - Beginning of period	389,607	50,740	7,589	170,479
Cash Position - End of Period	$54,004	$18,204	$54,004	$18,204

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued or allotted for mineral property	$10,000	$184,500	$90,000	$224,000
Shares issued for debt	$-	$-	$-	$-
Shares issued for equipment	$-	$-	$-	$-
Option payments received in shares	$17,600	$-	$17,600	$-

Consolidated Schedule of Mineral Property Costs

	9 Months Ended September 30	Year Ended December 31
	2002	2001
Direct
Golden Summit Property, Alaska, USA
Acquisition costs
Treasury shares - Option payments	$70,000	$12,000
Cash - Option payments	47,500	10,331
Option payment settlement	-	248,640
	117,500	270,971
Deferred exploration expenditures
Geological and field expenses	52,679	2,970
Mineral property fees	14,572	27,630
Drilling/trenching	10,632	-
Assaying	17,622	-
Engineering and consulting	70,814	14,697
	166,319	45,297
Total	283,819	316,268
Union Bay Property, Alaska, USA
Acquisition costs
Cash payments – Staking	-	15,200
Deferred exploration expenditures
Geological and field expenses	-	-
Mineral property fees	61,778	-
Assaying	-	1,474
Engineering and consulting	-	-
	61,778	1,474
Shares - Option payments received	-	(15,000)
Cash - Option payments received	-	(46,000)
Total	61,778	(44,326)

Tonsina Property, Alaska, USA
Acquisition costs
Cash - Option payments	-	-
Cash payments – Staking	-	-
	-	-
Deferred exploration expenditures
Geological and field expenses	-	59
Assaying	-	-
Engineering and consulting	-	665
	-	724
Total	-	724

Balance Forward	$345,597	$272,666

Consolidated Schedule of Mineral Property Costs

	9 Months Ended September 30	Year Ended December 31
	2002	2001
Balance Carried Forward	$345,597	$272,666

Rob Property, Alaska, USA
Acquisition costs
Treasury shares - Option payments	$-	$-
Cash - Option payments	21,725	-
	21,725	-
Deferred exploration expenditures
Geological and field expenses	16,189	-
Mineral property fees	-	-
Drilling/trenching	-	-
Assaying	2,280	-
Engineering and consulting	20,070	-
	38,539	-
Total	60,264	-
Yeager Property, Alaska, USA
Acquisition costs
Cash- Option payments	19,750	-
Deferred exploration expenditures
Geological and field expenses	-	-
Mineral property fees	-	-
Assaying	-	-
Engineering and consulting	-	-
	-	-
Total	19,750	-

Balance Forward	$425,611	$272,666

Consolidated Schedule of Mineral Property Costs

	9 Months Ended September 30	Year Ended December 31
	2002	2001
Balance Carried Forward	$425,611	$272,666
Almaden Property, Idaho, USA
Acquisition costs
Treasury shares - Option payments	-	180,000
Cash - Option payments	21,419	75,583
	21,419	255,583
Deferred exploration expenditures
Geological and field expenses	2,212	2,170
Mineral property fees	21,490	21,353
Metallurgical testworks	-	-
Engineering and consulting	240	186
	23,942	23,709
Total	45,361	279,292

PGM Properties, Sudbury Region, Ontario, Canada
Acquisition costs
Treasury shares - Option payments	20,000	37,500
Cash - Option payments	20,000	20,000
Staking	-	3,750
Recovery - Sale of equipment	-	(12,000)
	40,000	49,250
Deferred exploration expenditures
Geological and field expenses	-	520
Equipment rentals	-	-
Assaying	-	18
Engineering and consulting	-	3,192
Recovery - Cash option payments received	(20,000)	(15,000)
Recovery - Share option payments received	(17,600)	(15,000)
	(37,600)	(11,270)
Total	2,400	37,980

Costs for the Year	473,372	589,938
Balance - Beginning of year	5,269,759	8,839,201
Write-off of mineral property costs	-	(4,159,380)
Balance - End of Year	$5,743,131	$5,269,759

Notes to Consolidated Financial Statements

1.

Continued Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption.  The company has incurred significant operating losses over the past several fiscal years, has a deficit of $17,404,365 and is currently unable to fulfill all required property obligations.

The ability of the company to continue as a going concern is dependent upon, among other things, obtaining additional financing  and upon future profitable operations.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.

Significant Accounting Policies

a)

Consolidation

These consolidated financial statements include the accounts of the company’s wholly owned subsidiaries, Freegold Recovery, USA, Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu").  All subsidiaries are U.S. corporations which are involved in mineral property exploration.  They have been accounted for under the purchase method.  Ican and Canu are currently inactive.

b)

Investments

Investments are recorded at the lower of cost or market value.  Investments are written down to market value when the decline in market value is deemed to be other than temporary.

c)

Mineral Properties and Deferred Exploration Expenditures

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

All mineral properties are assessed on a regular basis to determine whether permanent impairment of value has occurred.  A property will be written off at the time that exploration results indicate no further work is warranted.  A property will be written down to net realizable value of proven and probable reserves, as reserve values are determined.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

d)

Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable.  The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

e)

Joint Ventures

Certain of the company’s properties were the subject of joint venture agreements.  Where joint venture agreements exist, the company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

f)

Amortization

The company provides for amortization on its capital assets at 20% - 30% on a declining balance method.  One half of the rate is taken in the year of acquisition.

g)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.  No compensation expense is recognized for stock options.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

h)

Loss per Share

Loss per share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants.

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

The new standard has been applied on a retroactive basis and had no impact on the amounts previously presented.

i)

Foreign Currency Translation

The accounts of the company's foreign operations have been translated into Canadian dollars as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

j)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

3.

Fair Value of Financial Instruments

The company’s financial instruments consist of cash, accounts and advances receivable, portfolio investments, accounts payable, amounts due to related parties, loans from related parties and option payment settlement.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.

Portfolio Investments

Details are as follows:

	2002				2001
	Number of Shares	% Owned	Book Value	Market Value	Book Value
Pacific North West Capital Corp. (“PFN”)	384,100	1.7%	$109,914	$211,255	$114,512
CanAlaska Ventures Ltd. (“CVV”)	276,400	2.0%	59,073	35,932	44,115
			$168,987	$247,187	$158,627

The above investments have been accounted for using the cost method.  Both PFN and CVV are companies with directors in common.  During the year, the company had a gain on sale of investments of $58,625 of which $58,625 was due to the sale of PFN shares and $NIL  was due to the sale of CVV shares.  The maximum percentage owned of PFN or CVV by the company at any time during the year was less than 2% .

5.

Mineral Property Costs

Details are as follows:

	Acquisition	Deferred Exploration	Total 2002	Total 2001
Golden Summit Property	$117,500	$4,404,707	$4,522,207	$4,220,950
Union Bay Property	43,842	141,262	185,104	123,326
Rob Property	21,725	38,539	60,264	-
Yeager Property	19,750	-	19,750	-
Almaden Property	598,067	6,504	604,571	576,648
PGM Properties	98,650	252,585	351,235	348,835
	$899,534	$4,843,597	$5,743,131	$5,269,759

a)

Golden Summit Property, Alaska, U.S.A.

By various agreements dated from 1 December 1992 to 9 May 1997, the company has acquired from Fairbanks Exploration Inc. (“FEI”) 93% of certain mineral claims in the Fairbanks Mining District of Alaska known as the Golden Summit Property.  The property is controlled by the company through long term lease agreements or outright claim ownership.  As consideration for the property, the company agreed to:

•

Issue 100,000 shares of the company (issued in 1997)

•

Issue 100,000 shares of the company for each U.S. $1,000,000 in expenditures spent on the property including all underlying lease obligations since 9 May 1997 to an aggregate of 500,000 shares.  As at 31 December 2001, the company had spent approximately U.S. $3,100,000 on the property since 9 May 1997 (100,000 shares issued in 1998, 100,000 shares issued in 1999 and 100,000 shares issued in 2001).

•

Expend a minimum of U.S. $1,767,000 of exploration expenditures on the property before the year 2000 (completed)

•

Make all required lease payments to underlying lessors (Note 5a(i-vi)

The company will fund 100% of the project until the commercial production is achieved at which point FEI will be required to contribute 7% of any approved budget.  The entire property is subject to a 2% Net Smelter Royalty (“NSR”).  The company has a 30 day right of first refusal in the event that the 7% working interest of FEI or the NSR is to be sold.  The Company can also purchase the NSR at any time following commercial production, based on its net present value as determined by mineable reserves.

Underlying Leases

(i)

Keystone Claims

By agreement dated 17 May 1992 and amended 15 May 2000 and 30 November 2001, the company agreed to make advance royalty payments as follows:

		U.S. Funds
1992 - 1998 (U.S. $15,000 per year)		$105,000	(paid)
2000		$50,000	($25,000 paid in cash and $25,000 with treasury shares of the company)
2001	$	*50,000	(paid)
2002 - 2006 (U.S. $50,000 per year)		$250,000	($25,000 paid in cash)
2007 - 2019 (U.S. $150,000 per year)		$1,950,000

*This advance royalty payment was settled by issuing 1,000,000 shares on March 25, 2002.

An amendment signing bonus of U.S. $50,000 was paid 15 May 2000.  Until 2006, if the company terminates the agreement prior to 1 April of any year, the company's obligation will be the completion of any reclamation work.  If the company terminates the agreement after 1 April of any year, all obligations must be fulfilled for the calendar year in which the option is terminated.  Advance royalty payments may be made by cash, shares or their combination.

During the exploration stage and before commencement of production, the company is required to incur minimum exploration expenditures of U.S. $50,000 per year from 2000 to 2006, if the average price of gold exceeds U.S. $300 per ounce in the last quarter of each proceeding year.  No exploration expenditures are required for 2002, as the average price of gold during the last three months of 2001 was below U.S. $300 an ounce.  If the work commitment is not met, in whole or part, in any calendar year, the company must pay the lessor the difference between the value of the work incurred and U.S. $50,000.

The leased property is subject to a 3% NSR.

(ii)

Tolovana Claims

By lease agreements dated 2 May 1995 and 15 June 1995, the company agreed to make exploration expenditures of U.S. $500,000 (minimum U.S. $50,000 per year during the ten year agreement) and advance royalty payments of U.S. $500,000 (U.S. $75,000 paid).  During the prior year, the lessors terminated the agreement and accordingly all direct acquisition and deferred exploration costs, totalling U.S. $286,015, have been written off.

(iii)

Vetter / McKibben Claims

By lease agreement dated 1 July 1986 and amended 23 July 1991 and 22 September 1997, the company agreed to make annual advance royalty payments from 1986 to 2002.

If no major mining company was involved from September 1997, the annual lease payments were to be reduced.  During the 1999 fiscal year, the company terminated the lease agreement and accordingly all direct acquisition costs have been written off.  The lessors made a claim against the company for U.S. $250,000 plus costs and punitive damages, being the payment due under the lease for 1999, arguing that if a major  mining company was involved.  During the year, the dispute was settled.  The company agreed to pay U.S. $160,000 of which U.S. $100,000 was paid during the year.  The remaining U.S. $60,000 will be paid over the next four years at U.S. $15,000 per year commencing in fiscal 2002.  The full amount of the obligation has been recorded in these financial statements.

(iv)

Newsboy Claims

By lease agreement dated 28 February 1986 and amended 26 March 1996, the company agreed to make advance royalty payments of U.S. $2,500 per year until 1996 (paid) and U.S. $5,000 per year thereafter (paid to date).  The claims are subject to a 4% NSR which the company has an option to purchase for the greater of the present worth or U.S. $1,000,000, less all advance royalty payments made.

(v)

Mohawk Oil Claims

By agreement dated 27 June 1987 and amended 25 August 1991, the company agreed to make advance royalty payments of U.S. $5,000 per year until 1994 (U.S. $30,000 paid) and U.S. $10,000 per year thereafter (U.S. $40,000 paid).  During the prior year, the company terminated this agreement and accordingly all related acquisition costs, totalling U.S. $70,000, have been written off.

(vi)

Vanguard Claims

By agreement dated October 1997, the company agreed to incur exploration expenditures of U.S. $100 per claim per year for a total of 479 claims.  During the prior year, the company terminated this agreement and accordingly all related direct acquisition and deferred exploration costs, totalling U.S. $41,938, have been written off.

b)

Union Bay Property, Alaska, U.S.A.

The company has acquired certain mineral claims known as the Union Bay Property, in Alaska, U.S.A. by way of staking.

By agreement dated 17 April 2001, the company granted to Quaterra Resources Inc. ("Quaterra"), an option to earn a 50% interest in the property.

To earn its interest, Quaterra must at its option, make the following payments, issue shares and incur exploration expenditures as follows:

	U.S. Funds	Shares	Exploration Expenditures US. Funds

- Upon execution of the agreement (received)	$30,000	-	$-
- Within 10 days from approval date (received)	-	100,000	-
- On or before 1 January 2002 (incurred)	-	-	125,000
- On or before 1 May 2002	20,000	100,000	-
- On or before 1 January 2003	-	-	200,000
- On or before 1 May 2003	25,000	-	-
- On or before 1 January 2004	-	-	200,000
- On or before 1 May 2004	25,000	-	-
- On or before 1 January 2005	-	-	225,000
- On or before 1 January 2006	-	-	250,000
	$100,000	200,000	$1,000,000

The company must issue 25,000 shares as a finder's fee to a third party (not issued, as the finder's agreement is subject to final approval of the regulatory authorities).

On August 29, 2002, Quaterra terminated the agreement.

Pursuant to an Agreement dated October 1st, 2002, Pacific North West Capital Corp. (PFN) may acquire a 50% interest in the Union Bay Property, by making cash payments of $100,000 over 4 years, participating in the Company financing for $165,000, issuing 60,000 shares within 1 year of receiving regulatory approval and incurring exploration expenditures of $1 million over 4 years.

Upon vesting with a 50% interest PFN may elect within 45 days to increase its interest to 60% by completing a Feasibility Study within 12 months of having vested.  Upon vesting with a 60% interest, PFN within 90 days may elect to earn a 70% interest in the property by placing the property into Commercial Production within two years of the date of election. In the event the bankeable feasibility study indicates an IRR in excess of 15%, PFN agrees to make cash payments in the amount of $50,000 per year for each year the project is delayed from being placed into Commercial Production.

c)

Rob Property, Alaska, U.S.A.

Pursuant to an Agreement dated July 9th, 2002 between the Company and Anglo Alaska Gold Corp. (Anglo Alaska), the Company may earn a 100% interest in the Rob Property located in the Goodpaster Mining District, Alaska. As consideration, the Company must make cash payments of US $29,000 over 6 years, issue 1.0 million shares over 2 years, and issue an additional 500,000 shares once the Company has expended an aggregate of US $1 million on the property. Anglo Alaska retains a 1% NSR on the property. The Company may purchase 1% for US $1,000,0000. In addition the Company shall assume all responsibilities under the underlying agreement with the vendor. The Company shall be responsible for cash payments of US $80,500 over six years, and shall commencing 2008 make advance royalty payments of US $30,000 in the event gold averages US $350 or less for the preceeding year, US $40,000 in the event gold averages more than US $350 but less than US $400 for the preceeding year, and US $50,000 in the event gold averages more than US $400 for the preceeding year. The property owner shall retain a 1% NSR, which shall vary according to the London gold price for the preceeding 6 month period as follows: 1% for gold price less than US $300, 1.5% for gold prices between US $301 and $350, and 2% for gold prices greater than US $350. The above NSR may be purchased for US $500,000 for each percentage point. An undivided 100% interest in the Property may be purchased for US $1.5 million.

      d)

Yeager Property, Alaska, U.S.A.

Pursuant to an Agreement dated July 9th, 2002 between the Company and Anglo Alaska Gold Corp. (Anglo Alaska), the company may earn a 100% interest in the Yeager Property, Fairbanks Mining District, Alaska.  As consideration, the Company must make  cash payments of US $225,000 over 6 years, issue 900,000 shares over 2 years, and issue an additional 500,000 shares once the Company has expended an aggregate of US $1 million on the property. Anglo Alaska retains a 2% NSR on the property. The company may purchase 1% for US $1,000,0000.

e)

Tonsina Property, Alaska, U.S.A.

The company has acquired certain mineral claims known as the Tonsina Property, in Alaska, U.S.A. by way of staking.  During the year, management decided against further exploration of this property and accordingly, all related costs have been written off.

f)

Almaden Property, Washington County, Idaho, U.S.A.

By agreement dated 13 December 1995 and various amendments, the company purchased a 60% interest in certain mineral claims located in Washington County, Idaho, known as the Almaden Property.  As consideration, the company paid U.S. $250,000 to underlying optionors, issued 4,621,714 common shares and completed a feasibility study.  A feasibility report dated July 1997 indicates proven and probable recoverable reserves of approximately 520,000 ounces of gold based on production over a six-year period.  The report uses an 18.9% discounted cash flow rate of return and a gold selling price of U.S. $364 per ounce.

Pursuant to the company submitting a feasibility report, the company entered into a joint venture agreement whereby 60% of all further costs spent on the property are the responsibility of the company.  The joint venture assumed the requirements to pay U.S. $250,000 to underlying optionors (paid), U.S. $4 per month for each acre acquired (approximately U.S. $10,000 per year [paid to date]) and U.S. $24,000 per year (U.S. $6,000 annually [paid to date] and the remaining U.S. $18,000 is deferred for payment upon commencement of commercial production).  The U.S. $18,000 annual contingent liability has not been recorded in these financial statements due to the uncertainty of going into commercial production.  This accumulated contingent liability for lease payments due on commencement of commercial production is U.S. $360,000.  The company is required to make a production decision by February 2009.

By agreement dated 17 April 2001, the company acquired the remaining 40% portion of the joint venture interest and 100% of shares of Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu") (Note 14) for 2,000,000 shares of the company (issued). The company now owns a 100% interest in the Almaden Property.  The issued shares are subject to a voluntary pooling and voting agreement.  Under this agreement, the company's representative has a three year voting trust to 100% shares in the first year, 75% in the second year and 50% in the third year.  The shares shall be eligible for release as to 1/3 in each year, and each released amount shall be available for sale as to 25% each quarter.  Using the recent purchase price as the imputed value, management, for conservative purposes, has written down the Almaden Property to $576,648.

The property is subject to a production royalty of 4% of net returns and a 1% NSR if the average price of gold is less then U.S. $425 per ounce and 2% if the average price of gold is equal to or greater than U.S. $425 per ounce.

g)

PGM Properties, Sudbury Region, Ontario, Canada

By various agreements dated between 6 March and 19 December 2000, the company has the option to acquire certain properties in the Sudbury region, Ontario known as the PGM properties (Named alphabetically PGM A through PGM J).  To exercise these options, the company must make cash payments of $197,800 (paid), property payments of $50,000 of which $30,000 have been paid to date and issue up to 634,000 common shares (issued for a total value of $129,550).  In addition, the company is required to incur minimum exploration expenditures of $50,000 on the PGM A property by 15 December 2001 (incurred) and is required to issue a further 100,000 shares to the optionor upon the completion of a bankable feasibility study.

During the year and subsequent to year-end, management allowed the options on PGM E, F, G, H, I, and J (2000 - PGM B, C and D) to expire, and accordingly accumulated acquisition and deferred exploration costs of $146,750 (2000 - $121,967) have been written off.

A total of 500,000 common shares of the company have been issued to third parties as finders fees for these properties for a value of $35,000.

The properties are subject to a 1-3% NSR.

By letter agreement dated 16 November 2001, the company granted to PFN, a company with certain directors in common, an option to earn a 70% interest in PGM A.  To earn its option PFN must:

• Pay to the company $55,000 as follows:
- Within 5 business days of signing of the agreement	$5,000	(received)
- By 10 October 2001	$10,000	(received)
- By 6 February 2002	$10,000	(received)
- By 31 July 2002	$10,000	(received)
- By 6 February 2003	$10,000
- By 31 July 2003	$10,000
• Issue 20,000 shares within 15 days from the Toronto Stock Exchange ("TSX") approval date	20,000	(received)
• Spend $55,000 in exploration expenditures by 15 December 2001	$55,000	(spent)

PFN has the right to purchase an additional 30% interest in the property by paying to the company $750,000.  The company and PFN will share the NSR buyout privileges in proportion to their respective interests.  PFN has the right to terminate the option agreement at any time.

6.

Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	2002 Net Book Value	2001 Net Book Value
Automotive equipment	$38,495	$36,753	$1,742	$1,742
Office equipment	161,327	120,423	40,904	40,904
	$199,822	$157,176	$42,646	$42,646

7.

Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

As at 30 September 2002, amounts due to related parties consists of $10,535 (2001 - $88,542) owing to companies controlled by a director and officer.  These amounts were incurred in the ordinary course of business, are non-interest bearing, unsecured and due on demand.

a)

During the year, management fees of $64,800  were paid or accrued to a director and officer.

b)

During the year, rent of $30,011  was paid or accrued to a director and officer.

d)

During the year, consulting fees of $2,454 were paid to an officer.

8.

Loans from Related Parties

During the previous year, the company borrowed $15,000 from (“PFN”) and U.S. $30,000 from (“CVV”). Both PFN and CVV are companies with certain directors in common.  Both loans are unsecured, bearing interest at 10% per annum and are due on demand.  As at 30 September 2002, both loans were repaid.

9.

Share Capital

a)

Private Placement

During the period ended June 30, 2002, the company issued 10,800,000 units through a non-brokered private placement for gross proceeds of $786,000.  Each unit consisted of one common share and one non-transferable common share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of $0.10 expiring 18 May 2003, $0.12 expiring 18 May 2004 and $0.15 expiring 18 May 2005.  A total of 2,624,619 units were purchased by directors, officers, companies controlled by a director and a company with directors in common.

b)

Share Purchase Warrants

As at 30 September 2002, the following share purchase warrants are outstanding:

	Number	Price per Share	Expiry Date
Warrants	1,200,000	$0.40	May 18,2003
Warrants	-	$0.48	May 18, 2004
Warrants	-	$0.60	May 18, 2005
Warrants	1,500,000	$0.40	July 5, 2003
Warrants	-	$0.48	July 5, 2004
Warrants	-	$0.60	July 5, 2005
Warrants	25,000	$0.47	Sept. 19, 2004

Total	2,725,000

During the year, NIL warrants (2001 - NIL) were exercised for total proceeds of $NIL (2000 - $NIL).

c)

Share Purchase Options

As at 30 September 2002, the following share purchase options are outstanding:

	Number	Exercise Price	Expiry Date
Options	182,500	$ 1.80	11 February 2003
	86,250	$ 2.68	21 May 2003
	389,500	$ 1.00	28 February 2005
	20,000	$ 2.00	5 May 2005
678,250

d)

Escrow Shares

As at 30 September 2002, 2000 and 1999 there were 15,653 shares held in escrow and are not to be released without the consent of the regulators.

10.

Income Taxes

The company has incurred certain mineral property related expenditures of approximately $2,400,000 in Canada which may be carried forward indefinitely and are available to offset future taxable income.

The company has non-capital losses for Canadian tax purposes of approximately $3,400,000 which are available to offset future taxable income.  These losses may be carried forward and expire as follows:

Amount
2002	$430,000
2003	760,000
2004	830,000
2005	830,000
2006	550,000
$3,400,000

The company has net operating loss carryovers for U.S. tax purposes of approximately U.S. $16,094,000 which are available to offset future taxable income.  These losses may be carried forward and expire as follows:

Amount (U.S. Funds)
2009	$89,000
2010	29,000
2011	4,000
2013	1,770,000
2014	8,334,000
2020	3,061,000
2021	2,807,000
$16,094,000

The potential future tax benefits of these expenditures and tax losses have not been recognized in these consolidated financial statements.

11.

Segmented Information

Details on a geographic basis as at 31 December 2001 are as follows:

	U.S.A.	Canada	Total
Assets	$4,930,020	$557,625	$5,487,645
Mineral property costs	$4,920,924	$348,835	$5,269,759
Loss for the year	$3,969,541	$302,170	$4,271,711

Details on a geographic basis as at 31 December 2000 are as follows:

	U.S.A.	Canada	Total
Assets	$8,492,705	$863,785	$9,356,490
Mineral property costs	$8,381,596	$457,605	$8,839,201
Loss for the year	$2,297,224	$211,867	$2,509,091

12.

Commitments

a)

By agreement dated 14 June 1999, the company entered into a three-year management agreement with a company controlled by a director and officer.  Compensation is $5,000 per month for the first year, $6,000 per month for the second year and $7,200 per month for the third year plus benefits.  The officer and director is also entitled to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable at three year periods with mutual consent.  The company may terminate the agreement at any time but will be responsible to pay $60,000 plus one year’s compensation.

b)

By agreement dated 1 July 2000 and amended 8 November 2000, the company entered into a five year lease for premises with a company controlled by a director and officer.  Minimum basic rent is as follows:

2002	$25,272
2003	25,272
2004	25,272
2005	12,636
$88,452

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.  Total basic rent paid during the current year was $12,636.

13.

Business Combinations

By agreement dated 17 April 2001, the company acquired 100% of the shares of Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu").  These companies were purchased as a part of the acquisition of the remaining 40% portion of the Almaden joint venture interest for 2,000,000 shares of the company (issued) (Note 5d).

These transactions are accounted for using the purchase method. On the date of acquisition, Ican and Canu had no assets and no liabilities.  The net assets of Ican and Canu were acquired by the company at their estimated fair market value of $NIL.  Both companies were inactive during the period from 17 April to 31 December 2001.

14.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

CHAIRMAN’S REPORT

Freegold Ventures Limited – the future continues to be positive.

On September 4th, 2002 International Freegold Mineral Development Inc. was consolidated on a 4:1 basis and began trading as Freegold Ventures Limited (ITF: Toronto Stock Exchange). Freegold Ventures Limited currently has 12,641,163 shares Issued and Outstanding.  Freegold Ventures Limited was formed on the basis of a 4:1 consolidation.  Management believes the consolidation will allow Freegold raise additional funding to pursue its stated corporate objective. That policy simply defined is to seek:

•

World Class Deposits in excess of 2 million oz.

•

Property Acquisitions limited to Canada/United States

•

Properties to be mineable at 100,000 oz per year at a cost of less that $200/oz.

Freegold now holds three significant gold properties two of which are located in Alaska, Golden Summit and the newly acquired Rob Property, as well as the Almaden Deposit located in Idaho.

This past summer Freegold announced that it had acquired a high-grade gold prospect in the Pogo area, the Rob Project. Rob lies within the prospective Tintina gold belt (34 Moz past production, 68 Moz current resources) and approximately 20 miles southeast of the 5.6 million ounce Pogo gold deposit under development by Teck Cominco.

A small reconnaissance program was undertaken this past summer, results were extremely encouraging and assay values to 699 g/t gold were returned.  Sampling was conducted on several known prospects where previous results include drill intercepts up to 13.5 feet grading 1.01 ounces per ton gold and surface grab samples up to 28.9 ounces per ton gold.  Several prospects have been identified to date, Grey Lead, Hilltop, Michigan,Upper-Lower Trench and O’Reely prospects. The mineralization at Grey Lead and the Hilltop prospects is hosted in quartz veins and stockworks containing gold, arsenopyrite, bismuthinite and an unknown tellurium-bearing mineral. Gold (up to 72 gpt) is associated with highly anomalous arsenic (up to 10,000 ppm), bismuth (up to 1,610 ppm) and tellurium (up to 180 ppm) and locally with elevated antimony (up to 1,000 ppm) and tungsten (up to 495 ppm).  This is the same elemental suite associated with Teck-Cominco -- Sumitomo's 5.6 million ounce Pogo deposit.  The Company's geological consultants have proposed an exploration program for 2003 which consists of diamond core drilling at the Gray Lead and Michigan prospects, additional mapping and sampling at the O'Reely, Upper -- Lower Trench, Wolverine and Blue Lead areas, limited top of bedrock power-auger soil sampling and reprocessing of existing airborne and ground geophysics covering the property.

In addition to the positive results from the Rob Property, trenching on the Golden Summit property also returned highly encouraging assay values.  Grab samples of quartz vein material in the trenches returned values up to 211 gpt (6.167 opt) gold while channel sample values ranged up to 10 feet grading 4.29 gpt (0.125 opt) and 29 feet grading 1.16 gpt (0.034 opt The Currey Zone trenching program was designed to confirm hole CHD00-1 (64ft grading 0.138opt, 4.7 gm/t) and to test for continuity on known strike of the mineralised system.  Prior to reclamation activities approximately 100 feet of new backhoe trenching was conducted. A plot of the location of this high grade vein suggests it could be the eastern extension of the Wackwitz vein which was exposed approximately 400 feet to the west in trench 5 where the shear hosting the vein returned 5 feet grading 11.5 gpt (0.337 opt).  A grab sample of vein material from this shear returned 31.6 gpt (0.923 opt).  The vein exposed contained disseminated and leaf gold in a polyphase white to gray quartz vein with textures indicated multiple periods of quartz and gold introduction. Based on the above results, the Company's consulting geologists on the project have recommended confirmation and step-out drilling on the Currey zone to be conducted within the next four months.

Freegold has also entered into a joint venture with Pacific North West Capital Corp. to further explore its 100% owned Union Bay platinum and palladium project in southeastern Alaska, where 6 zones of prospective mineralization have been identified.

Freegold continues to hold a 100% of the Almaden Gold Project, Idaho where a 1997 bankable feasibility study by Watts, Griffis, McQuat indicates a 527,000 ounce resource, with the deposit remaining open on both sides and at depth. Management believes the project has excellent potential for reserve enhancement as the deposit is open in two directions and at depth. This view is supported by several well-financed juniors and major mining companies who have expressed an interest in purchase or joint venture.

The Company is currently completing an equity financing of 1,939,775 units at $0.40 with a $0.50 warrant for 18 months. In the event you would like any additional information on our projects or the financing we are completing please call our office at 1.800.667.1870.

On behalf of the Board of Directors, we thank you our Shareholders for your continued support.

“Harry Barr”

Chairman & CEO

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The nine months ended September 30, 2002 resulted in a net loss of $245,594 which compares with a net loss of $41,049 for the same period in 2001. General and administrative expenses for the nine months ended September 30, 2002 were $305,072 as compared to $169,945 over the same period in 2001. A $58,626 capital gain was realized on the sale of investments as compared to $127,258 over the same period in 2001.

Interest income was $853 for the period ended September 30, 2002 as compared to $1,638 one year before.

During the period ended September 30, 2002, the Company incurred mineral property deferred exploration costs totaling $290,578.  Of this, $23,942 relates to the minimum holding costs of the Almaden Project, $166,319 was spent on the Golden Summit project in Alaska, $61,778 in mineral property fees were spent on the Union Bay project in Alaska, and $38,539 was spent on the newly acquired Rob project in Alaska. Mineral property acquisition costs of $220,394 were also incurred. These included $117,500 for Golden Summit, $21,725 for Rob, $19,750 for the Yeager property in Alaska, $21,419 for Almaden, and $40,000 for the Sudbury property in Canada. Included in the above mineral property acquisition costs are 1,100,000 shares at a deemed value of $90,000 as required by various underlying property agreements.  A $20,000 option payment was received along with shares valued at $17,600 for the Sudbury, Ontario property.

Investor relations and shareholder relations activities undertaken by the company during the year ended September 30, 2002 included attendance at various trade shows and a property site visit to Alaska. Travel costs of $53,536 were incurred as compared to $7,061 for the previous year. The company entered into a one year contract with Loewen, Ondaatje, McCutcheon as financial advisor to assist the Company in widening its shareholder base and to assist the Company to complete new financings.

CAPITAL RESOURCES AND LIQUIDITY

The Company’s activities of recent years have been funded through private placements and issuance of stock options for cash. During the nine months ended September 30, 2002, 10,800,000 pre consolidated shares were issued for gross proceeds of $786,000. On September 4, 2002, the company consolidated its shares on a 4 old for 1 new share basis.  As at September 30, 2002, there were 12,641,163 post consolidated shares issued and outstanding. Subsequent to the quarter ended September 30, 2002, the Company announced an equity financing of 1,939,775 units at $0.40 for total proceeds of $$775,910. Freegold’s working capital at September 30, 2002 was $73,605.

 On behalf of the board of directors

“Harry Barr”

Chairman & CEO

 FREEGOLD VENTURES LIMITED

SEPTEMBER 30, 2002

(IN CANADIAN DOLLARS)

SCHEDULE B

Section 1:

             Related Transactions - Current Fiscal Year To-Date:

Management fees totalling $64,800 have been paid and/or accrued to a company controller by a Director.

Rent in the amount of $30,011 has been paid and/or accrued to a company controlled by a Director.

Consulting fees of $2,454 were paid to an Officer.

Section 2:

A.

Securities Issued During Quarter Ended September 30, 2002.

Mineral Property	50,000	$0.20	Sept. 3, 2002

Effective September 4, 2002 the issued and outstanding shares of 50,564,653 were consolidated on a 4 old for 1 new share resulting in 12,641,163 shares outstanding.

B.

Options Granted During Quarter Ended September 30, 2002.

NIL

Section 3:

A.

Authorized And Issued Share Capital As At September 30, 2002.

Authorize share capital 100,000,000 common shares without par value.  A total of  12,641,163 post consolidation (50,564,653 pre-consolidation) shares have been issued for a total of $23,192,071.

B.

Outstanding Options As At September 30, 2002.

Feb. 11, 2003	182,500	$1.80
May 21, 2003	86,250	$2.68
Feb. 28, 2005	389,500	$1.00
May 5, 2005	20,000	$2.00

Total	678,250

B.

Outstanding Warrants As At September 30, 2002.

May 18, 2003	1,200,000	$0.40
May 18, 2004		$0.48
May 18,2005		$0.60
July 5, 2003	1,500,000	$0.40
July 5, 2004		$0.48
July 5, 2005		$0.60
Sept. 19,2004	25,000	$0.47

Total	2,725,000

C.

Shares In Escrow Or Subject To Pooling As At September 30, 2002.

Common Shares in Escrow

15,653 Shares

D.

List Of Directors and Officers As At September 30, 2002.

Harry Barr - Director and Chairman

Colin Bird - Director and President

Bernard Barlin - Director

Hubert Marleau - Director

Taryn Downing – Corporate Secretary

Freegold Ventures Limited

2303 West 41St. Ave. Vancouver, BC  V6M 2A3

Tel - (604) 685-1870  Fax - (604) 688-2582

November 27, 2002

BC Securities Commission

1100-865 Hornby Street

Vancouver, BC  V6Z 2H4

Dear Sir/Madame

Re: Freegold Ventures Limited

Please find enclosed the quarterly report for the period ending September 30, 2002 of Freegold Ventures Limited.

These said reports have been mailed to all the Shareholders as is required by regulatory authorities.

Yours truly,

FREEGOLD VENTURES LIMITED

“Harry Barr”

Harry Barr

Chairman

cc: Alberta Securities Commission

cc: Ontario Securities Commission

cc: Newfoundland Securities Commission

cc: Toronto Stock Exchange

Enclosure

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

November 6, 2002

Item 3: Press Release

A Press release dated and issued November 6, 2002 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to announce that it has entered into a joint venture agreement with Pacific North West Capital Corp. on the Union Bay Platinum Project located in southeastern Alaska.

Item 5: Full Description of Material Change

See attached news release dated November 6, 2002.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___November 7, 2002___________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

NEWS RELEASE NOVEMBER 6, 2002

PACIFIC NORTH WEST CAPITAL CORP.  ENTERS INTO OPTION/JOINT VENTURE WITH FREEGOLD ON UNION BAY PLATINUM PROPERTY, ALASKA

Freegold Ventures Limited (Freegold) (ITF: TSX) and Pacific North West Capital Corp. (PFN) (PFN: TSX)  are pleased to announce that Pacific North West Capital Corp. has entered into an option/joint venture agreement with Freegold on the Union Bay Platinum Project, located in southeastern Alaska.  PFN may earn a 50% interest in the project by completing exploration expenditures totaling $1 million, participating in the current Freegold financing for $165,000, making cash payments totaling $100,000 over 4 years and issuing 60,000 PFN shares.  PFN may earn a 60% interest by completing a feasibility study, and a 70% interest by arranging all financing through to commercial production. The foregoing is subject to regulatory approval.

The Union Bay Property is centred on a 12 km by 7 km zoned Ural –Alaska comples consisting of a dunite core grading outward through olivine pyroxenite and pyroxenite to hornblendite and gabbro. Freegold originally acquired the property in 2000 after a regional review of PGE potential in the Alexander Platinum Belt of Southeastern Alaska. Initial efforts were concentrated on the northeastern part of the Union Bay complex where government surveys indicated values up to 19 grams per tonne Pt in pan concentrates.

Six Zones of multi-gram platinum/palladium mineralization identified to date:

Exploration conducted in 2000 and 2001 identified six zones of multi-gram platinum/palladium mineralization in grab samples from the outcrop and drill core. Over US $600,000 has been spent on exploring the property since 2000. Surface exploration to date has covered only 40% of the Union Bay complex.

Grab samples from the North zone frequently assay greater than  1 gram per tonne Pt + Pd, with sporadic samples assaying up to  17.0 - 19.0 g/t Pt & Pd.  Continuous five-foot rock chip samples taken at the North zone returned combined Pt & Pd values of 17.3g/t, 6.03g/t and 3.45 g/t, respectively.

The western-most mineralized zone discovered to date is Mt. Burnett zone. Combined Pt & Pd values assay up to 11.5g/t. This zone remains open along strike. Other zones discovered include the Lexus zone with combined Pt & Pd values up to 5.01g/t ; the Jaguar zone combined Pt & Pd values up to 3.34g/t. In addition, reconnaissance sampling  at the Cobra east zone and the Cobra west returned sample grades up to 8.8g/t and 3.6g/t, respectively.

A diamond drill program ( 4 holes, 356 m) completed in September 2001, intersected values up to 11.2 g/t over 0.5m (UB-UB01-1). Two holes (UB-01-1, UB-01-2) were drilled in the North Zone where previous surface sampling and rock saw trenching had returned values up to 18 grams per tonne (g/t) platinum (Pt) and palladium (Pd).  Two additional holes (UB01-3 and UB01-4) were drilled at Mt. Burnett, about 3.2 kilometres west of the North Zone, where previous surface sampling returned values up to 11.5 g/t Pt and Pd. Values intersected ranged up to 1.1 g/t Pt and Pd over a one-foot interval in hole UB01-4.

PFN is currently reviewing all the project data in order to facilitate planning of an exploration program on this highly prospective property.

The Qualified Person for the project is Curtis Freeman, MSc., Geologist.

Freegold is listed on The Toronto Stock Exchange and has received 20F clearance in the United States.

PFN is listed on The Toronto Stock Exchange and has received 20F clearance in the United States.

On behalf of the Board of Directors of

Freegold Ventures Limited

“Colin Bird”

Colin Bird

President

On behalf of the Board of Directors of

Pacific North West Capital Corp.

“Harry Barr”

Harry Barr

President

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release.

Disclaimer

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

November 13, 2002

Item 3: Press Release

A Press release dated and issued November 13, 2002 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to announce that it has received geochemical results from initial sampling of its gold project in the Goodpaster Mining District, Alaska.

Item 5: Full Description of Material Change

See attached news release dated November 13, 2002.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___November 14, 2002__________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

NEWS RELEASE

NOVEMBER 13, 2002

INITIAL SAMPLING CONFIRMS HIGH GOLD GRADES,

ROB PROJECT, ALASKA

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Targets Identified for 2003 Drill Program.

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Significant Assay Results up to 699 g/t gold.

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Mineralization suite on Grey Lead and Hilltop Prospects same elemental suite as at Pogo Deposit.

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Currently completing a private placement at $0.40 for gross proceeds up to $775,910.

Freegold Ventures Limited (Freegold) announces that it has received geochemical results from initial sampling of its Rob gold project in the Goodpaster Mining District, Alaska.  Sampling was conducted on several known prospects where previous results include drill intercepts up to 13.5 feet grading 1.01 ounces per ton gold and surface grab samples up to 28.9 ounces per ton gold.  Table 1 is a summary of the significant samples collected by Freegold in 2002.

Table 1: Significant rock samples, Rob project, Alaska.  Data from ALS Chemex Labs

Sample #	Prospect	Type	Au gm/tonne	Au oz/ton	Ag ppm	As ppm	Bi ppm	Sb ppm	Te ppm	W ppm
468939	Gray Lead	Vein	72.17	2.105	4.26	10000	756.00	120.85	86.10	14.9
468940	Gray Lead	Vein	17.11	0.499	9.34	10000	386.00	377.50	28.00	97.2
468942	Gray Lead	Vein	28.77	0.839	4.66	8450	337.00	112.95	32.30	71.9
493729	Gray Lead	Vein	9.37	0.273	43.50	10000	1610.00	737.40	180.50	61.6
493731	Gray Lead	Vein	7.42	0.216	7.66	4630	6.68	1000.00	0.40	0.2
493733	Gray Lead	Vein	30.45	0.888	2.84	7420	324.00	1000.00	13.70	0.3
468945	Hilltop	Vein	8.72	0.254	5.52	5350	348.00	81.75	17.55	495.0
462345	Michigan	Vein	24.27	0.708	9.50	1585	0.14	276.60	-0.05	0.1
462346	Michigan	Granite	698.89	20.385	0.14	687	0.18	26.75	-0.05	1.0
465251	Michigan	Granite	29.83	0.870	1.30	10000	0.26	614.10	0.30	0.5
465262	Michigan	Vein	175.06	5.106	6.44	3940	0.08	776.10	0.20	0.1
465352	Michigan	Granite	120.55	3.516	8.52	2890	0.83	96.55	-0.05	0.1
468954	O’Reely	Vein	8.04	0.235	53.70	1065	39.70	1000.00	0.25	-0.1
468955	O’Reely	Vein	8.38	0.244	16.10	1985	15.35	761.00	-0.05	-0.1
493719	Upper Tr.	Granite	8.79	0.256	0.86	2950	0.59	73.65	-0.05	0.2
493720	Lower Tr.	Granite	15.43	0.450	9.94	3570	1.27	200.20	0.05	0.1
493721	Lower Tr.	Granite	14.37	0.419	11.20	3150	1.31	117.65	0.05	0.3
493723	Lower Tr.	Vein	22.29	0.650	2.30	1495	0.67	76.45	-0.05	0.3
493725	Lower Tr. Core	Granite	4.11	0.120	15.75	10000	11.25	1000.00	1.00	0.1

Gold mineralization at both the Gray Lead and Hilltop prospects is controlled by the northeast-striking Gray Lead fault which cuts sericite-altered Cretaceous granitic rocks and Paleozoic biotite gneiss.  Mineralization is hosted in quartz veins and stockworks containing gold, arsenopyrite, bismuthinite and an unknown tellurium-bearing mineral.  Gold (up to 72 gpt) is associated with highly anomalous arsenic (up to 10,000 ppm), bismuth (up to 1,610 ppm) and tellurium (up to 180 ppm) and locally with elevated antimony (up to 1,000 ppm) and tungsten (up to 495 ppm).  This is the same elemental suite associated with Teck-Cominco – Sumitomo’s 5.6 million ounce Pogo deposit, currently in advanced stages of mine permitting approximately 20 miles northwest of the Rob prospect.

This elemental suite also suggests that gold mineralization at the Gray Lead prospect is genetically similar to other high-temperature intrusive-related gold deposits in the Tintina Gold Belt such as the Fort Knox deposit (7.2 Moz) in the Fairbanks District and the Dublin Gulch deposit (1.5 Moz) in the Mayo District, Yukon.

Mineralization on the Michigan, Upper-Lower Trench and O’Reely prospects is hosted in sericite-altered Cretaceous granitic rocks and Paleozoic biotite gneiss.  Mineralization at these prospects is hosted in quartz veins, stockworks and quartz breccias containing visible gold (up to 698 gpt) with highly anomalous arsenic (up to 10,000 ppm), antimony (up to 1,000 ppm) and lesser bismuth (up to 39 ppm).  Gold mineralization on these prospects does not appear to be associated with elevated bismuth, tellurium or tungsten suggesting a genetically different style of mineralization from that seen on the Gray Lead prospect.  Coarse visible gold was identified at surface on the Michigan lode and returned values up to 698 grams gold per tonne (+20 oz/ton).  This part of the Rob prospect has never been drilled.  A single grab sample from un-split diamond drill core from the Lower Trench prospect returned 4.11 grams/tonne (0.12 oz/ton) from strongly quartz-sericite altered granitic rock.  The extent of this mineralization is unknown.

In order to determine the reliability of previously conducted shovel soil sampling, top-of-bedrock power auger soil sampling was completed on 13 sites in the Michigan lode area.   Ten of the thirteen power auger samples returned higher gold grades than previous shovel soil samples.  Perhaps most important, three of the power auger soil samples returned dramatically higher values than their shovel sample counterparts: 15 to 105 ppb, -5 to 105 ppb and 55 to 385 ppb suggesting than other shovel samples which returned low gold values could be located in areas with significant but as yet, undetected gold mineralization.  Additional power auger sampling will be required to determine the extent of these “false-negative” soil results in the old shovel sample database.

Based on the data from previous work programs as well as limited work completed by the company in 2002, the Company’s geological consultants have proposed an exploration program for 2003 which consists of diamond core drilling at the Gray Lead and Michigan prospects, additional mapping and sampling at the O’Reely, Upper – Lower Trench, Wolverine and Blue Lead areas, limited top of bedrock power-auger soil sampling and reprocessing of existing airborne and ground geophysics covering the property.

Freegold (TSX: ITF) is a North American gold exploration company with several other key gold projects, Golden Summit, in Fairbanks, Alaska and the Almaden Gold Project in Idaho. In addition to its gold projects Freegold also holds the Union Bay Platinum-Palladium project in southeastern Alaska, currently under option to Pacific North West Capital Corp.  (PFN: TSX). Freegold is currently in negotiations with seven major mining companies in an effort to further explore and develop its Alaskan properties. The Company currently has 12,641,163 shares Issued and Outstanding.

The Qualified Person for this news release is Curt Freeman, BA, MSc. Geologist

Freegold is listed on The Toronto Stock Exchange and has received 20F clearance in the United States.

On behalf of the Board of Directors

“Harry Barr”

Harry Barr, Chairman & CEO

Disclaimer

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission